APPENDIX B

FINANCIAL STATEMENTS

[attached]

Management Report

FinTech TV PBC
For the period ended July 31, 2023

Prepared by
Industry FinTech, Inc.

Prepared on
September 1, 2023

Table of Contents

Profit and Loss (Unaudited)

January - July, 2023

	Total
INCOME	
Sponsor Income	62,000.00
Total Income	**62,000.00**
GROSS PROFIT	**62,000.00**
EXPENSES	
Administrative Fees	40.00
Advertising & Marketing	453.96
Bank Charges & Fees	3,313.17
Broadcast Services and Support	54,528.52
Business Services	302.00
Consultant	321,210.81
Contract Fees	17,500.00
Executive Compensation	399,000.00
Insurance	80.52
Interest Paid	35,061.78
Meals & Entertainment	3,636.49
Office Supplies & Software	103,643.31
Payroll Fees	358.29
Reimbursable Expenses	721.01
Subscriptions	4,000.00
Taxes & Licenses	1,649.00
Travel	413.00
Utilities	1,960.97
Total Expenses	**947,872.83**
NET OPERATING INCOME	**-885,872.83**
NET INCOME	**$ -885,872.83**

Balance Sheet (Unaudited)

As of July 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
BoA - 6097	-920.06
Chase - 1108	19,425.75
Funds Held IFT 2521	5,519.27
Total Bank Accounts	**24,024.96**
Other Current Assets	
Deferred Tax - Federal	1,456,702.00
Deferred Tax - State	492,504.00
Due From Managing Member	265,619.11
Due from Pacific Lion LLC	50,000.00
Total Other Current Assets	**2,264,825.11**
Total Current Assets	**2,288,850.07**
Fixed Assets	
Accumulated Depreciation	-2,435.00
Computer and Office equipment	4,870.00
Right-Of-Use Asset	209,873.59
Total Fixed Assets	**212,308.59**
Other Assets	
Accumulated Amortization	-1,119.50
Capitalized Costs	1,253,725.35
Accumulated Amortization - Capitalized Costs	-501,490.14
Total Capitalized Costs	**752,235.21**
Intellectual Property & Rights	15,000.00
Patent & Trademarks	5,350.00
Total Other Assets	**771,465.71**
TOTAL ASSETS	**$3,272,624.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	106,173.64
Total Accounts Payable	**106,173.64**
Other Current Liabilities	
Accrued expenses	37,584.00
Accured Interest Payable	198,901.23
Convertible Notes Payable	0.00
BCCL Worldwide Inc.	1,000,000.00

	Total
Gitterman Wealth Management LLC	25,000.00
Global Africa Growth	250,000.00
Jeffrey Gitterman	50,000.00
Max Melmed	100,000.00
Scott F Rehmus	125,000.00
Tharald Nikolai Nustad	100,000.00
Tjuvholman Ventures AS	100,000.00
Vincent Molinari	240,000.00
Total Convertible Notes Payable	**1,990,000.00**
Due to Eximius	-6,012.81
Due to Rastegar Development LLC	50,000.00
Lease Obligations	66,497.70
Notes payable	
Bracebridge Young	200,000.00
JaneThomason	241,602.70
Note Payable - Industry FinTech	627,715.53
Pacific Lion LLC	40,000.00
Total Notes payable	**1,109,318.23**
Total Other Current Liabilities	**3,446,288.35**
Total Current Liabilities	**3,552,461.99**
Long-Term Liabilities	
Lease Obligations LT	143,375.89
Total Long-Term Liabilities	**143,375.89**
Total Liabilities	**3,695,837.88**
Equity	
Common Stock	0.00
Class A	
Class A - 5th Element Group PBC	450,000.00
Class A - C&C Real Estate Holdings	5,080,981.00
Class A - CT Holdings 9733 LLC	28,125.00
Class A - Dan Peterson	28,125.00
Class A - Eximius Holdings LLC	5,778,981.00
Class A - Gitterman Wealth Management	1,170,000.00
Class A - Industry Private Capital	372,927.00
Class A - Joshua Boles	192,438.00
Class A - Kavita Gupta	3,735,000.00
Class A - M Media Holdings, Inc	1,800,000.00
Class A - Matchstick Social Media	180,000.00
Class A - Michael Breede	50,000.00
Class A - Michael P Aquino	50,000.00
Class A - Molinary Family Legacy Fun SDG Impact Fund	1,800,000.00
Class A - Troy McGuire	2,700,000.00
Class A - Vincent Molinari	1,788,284.38

	Total
Class A - Wood 1 LLC	8,039.00
Total Class A	**25,212,900.38**
Class B	
Class B - Anoush Bhasin	140,400.00
Class B - Bracebridge Young	245,679.45
Class B - Concrete Lion Pictures LLC	108,000.00
Class B - Eximius Holdings LLC	142,500.00
Class B - Guy Johnson	125,000.00
Class B - Ibrahim Al Husseini	207,802.74
Class B - Industry Private Capital LLC	78,045.21
Class B - Lauren Hurvitz	666,000.00
Class B - Lou Tosto (ML Media)	284,400.00
Class B - Mary Skulley (ML Media)	284,400.00
Class B - Naimish Shangvi	140,400.00
Class B - Pacific Lion LLC	100,000.00
Class B - Pelorus Management Group	100,000.00
Class B - Tyson Hoffer	100,000.00
Total Class B	**2,722,627.40**
Total Common Stock	**27,935,527.78**
Equity - IOTA Spectrum Partners LP	50,000.00
Fair Market Value adjustment on issued shares	-22,229,889.00
Retained Earnings	-5,292,979.46
Net Income	-885,872.83
Total Equity	**-423,213.51**
TOTAL LIABILITIES AND EQUITY	**$3,272,624.37**

FINTECH.TV PBC
FINANCIAL STATEMENTS
DECEMBER 31, 2022

FINTECH.TV PBC
TABLE OF CONTENTS



Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA

JVA
ACCOUNTANTS & ADVISORS
"Building Your Future"

Licensed in:
New Jersey
Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of FinTech.TV PBC
New York, NY

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheet of FinTech.TV PBC, a Delaware Corporation, (the Company) as of December 31, 2022, and the related statements of operations, equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding

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the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have served as FinTech.TV PBC's auditor since 2020.

NA Accountants & Advisors

Certified Public Accountants

Palm Beach Gardens, Florida
July 17, 2023

FINTECH.TV PBC
BALANCE SHEET
DECEMBER 31, 2022

ASSETS

Current Assets:

Cash and Cash Equivalents	$	11,283
Due From Stockholder		86,411
Deferred Federal Income Tax		1,456,702
Deferred State Income Tax		492,504
Total Current Assets		2,046,900

Fixed Assets:

Office Equipment	4,870
Operating Lease Right-of-Use Asset	209,874
	214,744
Less Accumulated Depreciation	2,435
Total Fixed Assets	212,309

Other Assets:

Patents & Trademarks	4,231
Intellectual Property	15,000
Capitalized Costs	752,235
Total Other Assets	771,466

TOTAL ASSETS	$	**3,030,675**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:

Accounts Payable and Accrued Expenses	$	1,275,497
Note Payable		1,816,305
Operating Lease Liability		66,498
Accrued Interest Payable		198,901
Convertible Notes Payable		2,830,000
Total Current Liabilities		6,187,201

Long Term Liabilities:

Operating Lease Liability	143,376
Total Long Term Liabilities	143,376

Commitments and Contingencies

Stockholders' Equity:

Common Stock, Class A $0.0001 Par Value, 15,110,244 Shares	
Authorized, 12,539,215 Issued and Outstanding	340,477
Common Stock, Class B $0.0001 Par Value, 10,000,000 Non-Voting	
Shares Authorized 1,569,743 Issued and Outstanding	1,652,600
Accumulated Deficit	(5,292,979)
Total Stockholders'' Equity	(3,299,902)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**3,030,675**

The accompanying notes are an integral part of these financial statements.

FINTECH.TV PBC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Sales	$ 417,405
Cost of Sales:	
Purchases & Services	51,539
Total Cost of Sales	51,539
Gross Profit	365,866
Operating Expenses:	
General and Administrative Expenses	5,506,968
Commissions	18,650
Total Operating Expenses	5,525,618
(Loss) From Operations	(5,159,752)
Other Expense:	
Interest Expense	209,814
Total Other Expenses	209,814
(Loss) Before Provision for Income Taxes	(5,369,566)
Provision for Income Taxes:	
Federal Income Tax Benefit	1,121,838
State Income Tax Benefit	381,239
Total Provision for Income Taxes	1,503,077
Net (Loss)	$ (3,866,489)

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Registered Public Accounting Firm".

FINTECH.TV PBC
STATEMENT OF EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock		Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount		
BEGINNING BALANCE, JANUARY 1, 2022	125	$ 125,000	$ (1,426,490)	$ (1,301,490)
Contributions	14,108,833	1,868,077	-	1,868,077
Net (Loss)	-	-	(3,866,489)	(3,866,489)
ENDING BALANCE, DECEMBER 31, 2022	14,108,958	$ 1,993,077	$ (5,292,979)	$ (3,299,902)

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Registered Public Accounting Firm".

FINTECH.TV PBC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows from Operating Activities:

Net (Loss)	$ (3,866,489)
Adjustments to Reconcile (Loss) to Net Cash Provided	
(Used) by Operating Activities:	
Amortization	535
Depreciation	251,719
Deferred Federal Income Tax	(1,121,838)
Deferred State Income Tax	(381,239)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable and Accrued Expenses	397,782
Accrued Interest Payable	162,894
Net Cash Provided (Used) by Operating Activities	(4,556,636)

Cash Flows from Investing Activities:

Acquisitions of Intellectual Property	(15,000)
Net Cash Provided (Used) in Investing Activities	(15,000)

Cash Flows from Financing Activities:

Proceeds From Note Payable	1,516,748
Repayment of Note Payable	(169,500)
Proceeds from Common Stock	1,868,077
Proceeds from Convertible Notes Payable	1,665,000
Proceeds from Due to Stockholder	(328,539)
Net Cash Provided (Used) in Financing Activities	4,551,786

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(19,850)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,133
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,283

Supplemental Disclosure of Cash Flow Information

Cash Paid for Interest	$ 46,920
Cash Paid for Taxes	$ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

FINTECH.TV is a global media platform bringing the latest news and perspectives in finance, blockchain, technology, sustainability, impact investing, SDGs, and ESG.

FINTECH.TV broadcasts from its main studio on the floor of the New York Stock Exchange, with additional studios at ADGM, Abu Dhabi's leading International Finance Center, and other leading international exchanges including NASDAQ and the London Stock Exchange.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are stated net of an allowance for doubtful accounts. Management estimates the allowance based on its historical experience of the relationship between actual bad debts and net credit sales and an analysis of specific customers, taking into consideration the age of past due accounts and assessment of the customer's ability to pay. There were no receivables or allowance for doubtful accounts at December 31, 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

FIXED ASSETS:

Fixed Assets in excess of $1,000 with a useful life of more than one year are carried at cost and depreciated using straight-line and accelerated methods over their estimated useful lives. The assets, estimated useful lives, cost, current year depreciation and accumulated depreciation are as follows:

Assets and Estimated Useful Lives	Cost	Current Year Depreciation	Accumulated Depreciation
Office Equipment 5years	$ 4,870	$974	$2,435
Operating Lease Right-of Use	$209,874	$ 0	$ 0

In the case of disposals, the assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to expense or credited to income.

At December 31, 2022 there was no impairment of fixed assets.

NON-GOODWILL INTANGIBLE ASSETS:

The Company has adopted ASU 2014-18 to amortize non-goodwill intangible assets. The Company has patents and trademarks of $5,350. The following is a summary of non-goodwill intangible assets as of December 31, 2022:

Intangibles Subject to Amortization	Estimated Lives	Gross Amount	Accumulated Amortization	Net Amount
Patents and Trademarks	10 yrs.	$ 5,350	$ 1,119	$ 4,231

Amortization expense at December 31, 2022 was $535.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

NON-GOODWILL INTANGIBLE ASSETS (CONT.):

The Company has adopted ASC 350-50 to capitalize cost related to the development of their website and software. The Company has incurred $1,253,725 and started amortizing those expenses after the software was placed in service. During the year ended December 31, 2022, depreciation of $250,745 was incurred.

The Company purchased the rights to host the "Sustainable Investing Conference" in the amount of $15,000. The amount is recorded at cost and there is no impairment as of December 31, 2022.

INCOME TAXES

Federal and state income taxes are accrued at the end of each year in accordance with applicable income tax laws.

Income taxes reflected in the statements of income are as follows:

Federal:	
Current	$ 0
Deferred	1,121,838
State:	
Current	0
Deferred	381,239
Provision for Income Taxes	$1,503,077

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

INCOME TAXES (CONT.)

The following is a reconciliation of the statutory federal income tax rate applied to pretax accounting income with the income tax provision attributable to continuing operations in the statements of income.

Income Tax Benefit at the Statutory Rate	$ 0
Increases (Decreases) Resulting from:	
Permanent Differences	0
Temporary Differences	1,121,838
Benefit of State Income Tax	0
Provision for Income Taxes	$1,121,838

The components of deferred taxes included in the balance sheets as of December 31, 2022 are as follows:

Current Deferred Taxes:		*Expires*
Net Operating Loss Carryforward - Federal	$1,456,702	2039-2042
Net Operating Loss Carryforward - State	492,504	2039-2042
Total Current Deferred Taxes	$1,949,206	

Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2022, there are no valuation allowances.

The Company adopted the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles, with no cumulative effect adjustment required. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more likely than not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

INCOME TAXES (CONT.)

The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2022.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2019. The Company's policy is to classify income tax related interest and penalties in office expense.

REVENUE RECOGNITION

Revenue is recognized upon the shipment of product when: (1) risks and rewards of ownership are transferred upon delivery to customer; (2) persuasive evidence of an arrangement exists (order has been placed); (3) The Company has no continuing obligations to the customer; and (4) the collection of related accounts receivable is reasonably assured. Credits or refunds are recognized when they are determinable and estimable.

REVENUE RECOGNITION

The Company has adopted in 2021, the Financial Accounting Standards Board ("FASB") used ASU No. 2014-09, Revenue from Contracts with Customers ("Topic 606"). This ASU supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition.

The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. This standard also includes expanded disclosure requirements that result in providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts. There was no material impact with the adoption of the standard on the Company's financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

ADVERTISING COSTS:

Advertising costs are charged to operations when incurred. For the year ended December 31, 2022, the total cost of advertising charged to operations was $1,154,660.

NOTE 3 - DATE OF MANAGEMENT'S REVIEW

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 27, 2023, the date these financial statements were available to be issued.

NOTE 4 – NOTE PAYABLE

At December 31, 2022, the Company had an outstanding note payable to an individual in the amount of $241,602 and bears interest at an annual rate of four percent (4%). The entire amount is considered current. The note requires six monthly payments of $58,351 of principal and interest and matured on June 15, 2021. The total amount of the note and interest of $23,545 is past due. During 2022, interest of $9,722 was accrued.

At December 31, 2022, the Company had a loan payable in the amount of $200,000. The entire amount is considered current and will be paid as cash flow allows. The loan bears no interest.

At December 31, 2022, the Company had a loan payable in the amount of $50,000. The entire amount is considered current and will be paid as cash flow allows. The loan bears interest at 1.5% per month. During 2022, interest of $3,375 was accrued.

NOTE 5 – RELATED PARTY TRANSACTIONS

A company owned by one of the members of the Company loaned $617,716 to the Company. The Company will repay the loan as cash flow allows. The loan bears interest at 1.5% per month. During 2022, interest of $111,189 was accrued.

A company owned by one of the members of the Company loaned $706,987 to the Company. The Company will repay the loan as cash flow allows. The loan does not bear interest.

The Company has a receivable from a stockholder in the amount of $86,411 as of December 31, 2022. The receivable bears no interest and is considered current.

The Company also incurred interest in the amount of $75,732 on outstanding invoices to a related party.

NOTE 6 – CONCENTRATIONS OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents.

CASH AND CASH EQUIVALENTS
Under the Federal Deposit Insurance Corporation ("FDIC") general deposit insurance rules coverage of at least $250,000 is available to depositors. The Company places its cash and cash equivalents with high credit quality financial institutions and makes short-term investments in high credit quality money market instruments of short-term duration. The Company maintains its cash and cash equivalents balances at one financial institution.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

On November 15, 2020, the Company entered into a convertible debenture in the amount of $200,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On November 15, 2020, the Company entered into a convertible debenture in the amount of $25,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On November 15, 2020, the Company entered into a convertible debenture in the amount of $75,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On December 15, 2020, the Company entered into a convertible debenture in the amount of $200,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On December 15, 2020, the Company entered into a convertible debenture in the amount of $120,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On December 15, 2020, the Company entered into a convertible debenture in the amount of $120,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On February 15, 2021, the Company entered into a convertible debenture in the amount of $100,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On April 15, 2021, the Company entered into a convertible debenture in the amount of $100,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

NOTE 7 – CONVERTIBLE NOTES PAYABLE (CONT.)

On April 15, 2021, the Company entered into a convertible debenture in the amount of $125,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On May 15, 2021, the Company entered into a convertible debenture in the amount of $100,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On January 1, 2022, the Company entered into a convertible debenture in the amount of $1,000,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On January 1, 2022, the Company entered into a convertible debenture in the amount of $250,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On June 15, 2022, the Company entered into a convertible debenture in the amount of $50,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On September 1, 2022, the Company entered into a convertible debenture in the amount of $125,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On December 31, 2022, the Company entered into a convertible debenture in the amount of $240,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

During the year ended December 31, 2022, interest of $9,796 was accrued.

NOTE 8 – DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its facilities under operating leases with 5 year initial terms. Most leases include renewal options which can extend the lease term up to 5 years. The exercise of these renewal options is at the sole discretion of the Company, and the only lease options that the Company believes are reasonably certain to exercise are included in the measurement of the lease assets and liabilities.

While all of the agreements provided for minimum lease payments, some include payments adjusted for inflation. The lease agreements do not include any material residual value guarantees or restrictive covenants.

The following summaries the line items in the balance sheet which include amounts for operating leases as of December 31, 2022:

Operating lease right-of-use assets	$209,874
Current portion of operating lease liabilities	$ 66,498
Long term portion of Operating lease liabilities	143,376
Total operating lease liabilities	$ 209,874

The components of operating lease expenses that are included in statement of functional expenses for the year ended December 31, 2022 were as follows:

Operating lease cost	$75,168

The following summarizes the cash flow information related to operating leases for the year ended December 31, 2022:

Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flows for operating leases	$75,168

NOTE 8 – DESCRIPTION OF LEASING ARRANGEMENTS (CONT.)

Weighted average lease term and discount rate as of December 31, 2022 were as follows:

Weighted average of reaming lease term   3 years

Weighted average discount rate   5.00%

The maturities of operating lease liabilities as of December 31, 2022were as follows:

2023	$ 75,168
2024	75,168
2025	75,168
Total Lease Payments	225,504
Less: Interest	(15,630)
Present Value of Lease Liability	$209,874

During 2022, the Company paid rent for certain events in the amount of $45,645.

NOTE 9 – NEW ACCOUNTING GUIDANCE IMPLEMENTATION

As of January 1, 2022, the Companies changed its accounting method for leases as a result of implementing the requirements in the Financial Accounting Standards Board's Accounting Codification (ASC) 842, Leases using the modified retrospective transition method. There was no cumulative effect adjustment to the Companies' balance sheet as of January 1, 2022. Comparative information has not been restated and continues to be reported under the accounting standards in effect for the prior period.

The new lease guidance requires the recognition of a right-of-us asset and a lease liability for operating leases. The Organization elected the package of practical expedients, which allowed, among other things, for not reassessing the lease classification or initial direct costs for existing leases. The Organization has not elected the hindsight practical expedient.

NOTE 9 – NEW ACCOUNTING GUIDANCE IMPLEMENTATION (CONT.)

As of January 1, 2022, approximately $273,135 in operating lease right-of-use assets and corresponding lease liabilities were recognized. Adoption of the new guidance did not have a significant impact to the statement of income and comprehensive income or cash flows for the year ended December 31, 2022.

NOTE 10 – SUBSEQUENT EVENTS

As of the date of these financial statements, the Company received stock subscription agreements totaling $898,000 for Class B stock. The Company converted $120,000 in subscriptions to Class A stock and $600,000 to Class B stock. The Company also granted 1,654,187 in options to purchase Class A stock and 245,225 in options to purchase Class B stock. The Company converted $698,000 of outstanding loans to Class A stock and $142,000 to Class B stock. The Company issued $1,140,000 of Class B stock for accrued compensation and $399,000 for bonuses.

FINTECH.TV PBC
FINANCIAL STATEMENTS
DECEMBER 31, 2021

FINTECH.TV PBC
TABLE OF CONTENTS



Joseph Velocci, CPA, CGMA
Anthony Velocci, CPA
Nancy Colucco, CPA

JVA
ACCOUNTANTS & ADVISORS
"Building Your Future"

Licensed in:
New Jersey
Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of FinTech.TV PBC
New York, NY

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheet of FinTech.TV PBC (the Company) as of December 31, 2021, and the related statements of operations, equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

Basis for Opinion

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding

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the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have served as FinTech.TV PBC's auditor since 2020.

JVA Accountants & Advisors

Certified Public Accountants

Palm Beach Gardens, Florida
May 24, 2023

FINTECH.TV PBC
BALANCE SHEET
DECEMBER 31, 2021

ASSETS

Current Assets:	
Cash and Cash Equivalents	$ 31,133
Deferred Federal Income Tax	334,864
Deferred State Income Tax	111,265
Total Current Assets	477,262
Fixed Assets:	
Office Equipment	4,870
Less Accumulated Depreciation	1,461
Total Fixed Assets	3,409
Other Assets:	
Patents & Trademarks	4,766
Capitalized Costs	1,002,980
Total Other Assets	1,007,746
TOTAL ASSETS	**$ 1,488,417**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable and Accrued Expenses	$ 877,715
Note Payable	271,603
Accrued Interest Payable	36,007
Convertible Notes Payable	1,165,000
Due to Related Party	439,582
Total Current Liabilities	2,789,907
Commitments and Contingencies	
Stockholders' Equity:	
Common Stock, $0.0001 Par Value, 5,000,000 Shares Authorized, 125 Issued and Outstanding	125,000
Accumulated Deficit	(1,426,490)
Total Stockholders'' Equity	(1,301,490)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,488,417**

The accompanying notes are an integral part of these financial statements.

FINTECH.TV PBC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Sales	$ 537,900
Cost of Sales:	
Purchases & Services	83,605
Total Cost of Sales	83,605
Gross Profit	454,295
Operating Expenses:	
General and Administrative Expenses	1,836,235
Commissions	10,987
Total Operating Expenses	1,847,222
(Loss) From Operations	(1,392,927)
Other Expense:	
Interest Expense	130,470
Financing Costs	0
Total Other Expenses	130,470
(Loss) Before Provision for Income Taxes	(1,523,397)
Provision for Income Taxes:	
Federal Income Tax Benefit	262,661
State Income Tax Benefit	86,854
Total Provision for Income Taxes	349,515
Net (Loss)	$ (1,173,882)

The accompanying notes are an integral part of these financial statements.

FINTECH.TV PBC
STATEMENT OF EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

| | Common Stock | | Retained Earnings | |
	Shares	Amount	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2021	125	$ 125,000	$ (252,608)	$ (127,608)
Contributions	-	-	-	-
Net (Loss)	-	-	(1,173,882)	(1,173,882)
ENDING BALANCE, DECEMBER 31, 2021	125	$ 125,000	$ (1,426,490)	$ (1,301,490)

The accompanying notes are an integral part of these financial statements.

Subject to the comments in the "Report of Independent Registered Public Accounting Firm".

FINTECH.TV PBC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities:

Net (Loss)	$ (1,173,882)

Adjustments to Reconcile (Loss) to Net Cash Provided
(Used) by Operating Activities:

Amortization	413
Depreciation	251,719
Deferred Federal Income Tax	(262,661)
Deferred State Income Tax	(86,854)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	540,969
Accrued Interest Payable	35,015
Net Cash Provided (Used) by Operating Activities	(695,281)

Cash Flows from Investing Activities:

Acquisitions of Patents & Trademarks	(1,226)
Collection of Stock Subscription Receivable	100,000
Net Cash Provided (Used) in Investing Activities	98,774

Cash Flows from Financing Activities:

Repayment of Note Payable	(180,878)
Proceeds from Convertible Notes Payable	325,000
Proceeds from Due to Related party	379,127
Net Cash Provided (Used) in Financing Activities	523,249

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(73,258)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	104,391
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 31,133

Supplemental Disclosure of Cash Flow Information

Cash Paid for Interest	$ 95,455
Cash Paid for Taxes	$ 0

The accompanying notes are an integral part of these financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

FINTECH.TV is a global media platform bringing the latest news and perspectives in finance, blockchain, technology, sustainability, impact investing, SDGs, and ESG.

FINTECH.TV broadcasts from its main studio on the floor of the New York Stock Exchange, with additional studios at ADGM, Abu Dhabi's leading International Finance Center, and other leading international exchanges including NASDAQ and the London Stock Exchange.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S generally accepted accounting principles ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivable are stated net of an allowance for doubtful accounts. Management estimates the allowance based on its historical experience of the relationship between actual bad debts and net credit sales and an analysis of specific customers, taking into consideration the age of past due accounts and assessment of the customer's ability to pay. There were no receivables or allowance for doubtful accounts at December 31, 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

FIXED ASSETS:

Fixed Assets in excess of $1,000 with a useful life of more than one year are carried at cost and depreciated using straight-line and accelerated methods over their estimated useful lives. The assets, estimated useful lives, cost, current year depreciation and accumulated depreciation are as follows:

Assets and Estimated Useful Lives	Cost	Current Year Depreciation	Accumulated Depreciation
Office Equipment 5years	$4,870	$974	$1,461

In the case of disposals, the assets and related accumulated depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged to expense or credited to income.

At December 31, 2021 there was no impairment of fixed assets.

NON-GOODWILL INTANGIBLE ASSETS:

The Company has adopted ASU 2014-18 to amortize non-goodwill intangible assets. The Company has patents and trademarks of $4,125. The following is a summary of non-goodwill intangible assets as of December 31, 2021:

Intangibles Subject to Amortization	Estimated Lives	Gross Amount	Accumulated Amortization	Net Amount
Patents and Trademarks	10 yrs.	$ 5,350	$ 584	$ 4,766

Amortization expense at December 31, 2021 was $413.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

NON-GOODWILL INTANGIBLE ASSETS (CONT.):

The Company has adopted ASC 350-50 to capitalize cost related to the development of their website and software. The Company has incurred $1,253,725 and will begin amortizing those expenses after the software is placed in service. During the year ended December 31, 2021, depreciation of $250,745 was incurred.

INCOME TAXES

Federal and state income taxes are accrued at the end of each year in accordance with applicable income tax laws.

Income taxes reflected in the statements of income are as follows:

Federal:	
Current	$ 0
Deferred	262,661
State:	
Current	0
Deferred	86,854
Provision for Income Taxes	$349,515

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

The following is a reconciliation of the statutory federal income tax rate applied to pretax accounting income with the income tax provision attributable to continuing operations in the statements of income.

Income Tax Benefit at the Statutory Rate	$ 0
Increases (Decreases) Resulting from:	
Permanent Differences	0
Temporary Differences	262,661
Benefit of State Income Tax	0
Provision for Income Taxes	$262,661

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

INCOME TAXES (CONT.)

The components of deferred taxes included in the balance sheets as of December 31, 2021 are as follows:

Current Deferred Taxes:

Net Operating Loss Carryforward - Federal	$334,864
Net Operating Loss Carryforward - State	111,265
Total Current Deferred Taxes	$446,129

Generally accepted accounting principles require a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2021, there are no valuation allowances.

The Company adopted the recognition requirements for uncertain income tax positions as required by generally accepted accounting principles, with no cumulative effect adjustment required. Income tax benefits are recognized for income tax positions taken or expected to be taken in a tax return, only when it is determined that the income tax position will more likely than not be sustained upon examination by taxing authorities. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions at December 31, 2021.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2019.
.
The Company's policy is to classify income tax related interest and penalties in office expense.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

REVENUE RECOGNITION

Revenue is recognized upon the shipment of product when: (1) risks and rewards of ownership are transferred upon delivery to customer; (2) persuasive evidence of an arrangement exists (order has been placed); (3) The Company has no continuing obligations to the customer; and (4) the collection of related accounts receivable is reasonably assured. Credits or refunds are recognized when they are determinable and estimable.

REVENUE RECOGNITION

The Company has adopted in 2021, the Financial Accounting Standards Board ("FASB") used ASU No. 2014-09, Revenue from Contracts with Customers ("Topic 606"). This ASU supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition.

The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. This standard also includes expanded disclosure requirements that result in providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts. There was no material impact with the adoption of the standard on the Company's financial statements.

ADVERTISING COSTS:

Advertising costs are charged to operations when incurred. For the year ended December 31, 2021, the total cost of advertising charged to operations was $75,140.

NOTE 3 - DATE OF MANAGEMENT'S REVIEW

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through May 24, 2023, the date these financial statements were available to be issued.

NOTE 4 – NOTE PAYABLE

At December 31, 2021, the Company had an outstanding note payable to an individual in the amount of $271,603 and bears interest at an annual rate of four percent (4%). The entire amount is considered current. The note requires six monthly payments of $58,351 of principal and interest and matured on June 15, 2021. The total amount of the note and interest of $13,824 is past due. During 2021, interest of $12,832 was accrued.

NOTE 5 – RELATED PARTY TRANSACTIONS

A companies owned by one of the members of the Company loaned $439,582 to the Company. The Company will repay the loan as cash flow allows. The loan does not bear interest.

The Company also incurred interest in the amount of $95,455 on outstanding invoices to a related party.

NOTE 6 – CONCENTRATIONS OF CREDIT RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents.

CASH AND CASH EQUIVALENTS
Under the Federal Deposit Insurance Corporation ("FDIC") general deposit insurance rules coverage of at least $250,000 is available to depositors. The Company places its cash and cash equivalents with high credit quality financial institutions and makes short-term investments in high credit quality money market instruments of short-term duration. The Company maintains its cash and cash equivalents balances at one financial institution.

NOTE 7 – CONVERTIBLE NOTES PAYABLE

On August 1, 2020, the Company entered into a convertible debenture in the amount of $100,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On November 6, 2020, the Company entered into a convertible debenture in the amount of $100,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On November 10, 2020, the Company entered into a convertible debenture in the amount of $75,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On November 10, 2020, the Company entered into a convertible debenture in the amount of $100,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On November 15, 2020, the Company entered into a convertible debenture in the amount of $25,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On December 15, 2020, the Company entered into a convertible debenture in the amount of $200,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance date.

On December 15, 2020, the Company entered into a convertible debenture in the amount of $120,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On December 15, 2020, the Company entered into a convertible debenture in the amount of $120,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

NOTE 7 – CONVERTIBLE NOTES PAYABLE (CONT.)

On April 12, 2021, the Company entered into a convertible debenture in the amount of $100,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On April 16, 2021, the Company entered into a convertible debenture in the amount of $125,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

On May 21, 2021, the Company entered into a convertible debenture in the amount of $100,000 with an investor. The notes bears interest at 2% per annum with maturity dates of 24 months from the issuance dates.

During the year ended December 31, 2021, interest of $22,183 was accrued